中策集團有限公司
China Strategic Holdings Limited

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Rd.,
Kwun Tong, Kowloon, Hong Kong.
電話 Tel : (852) 2372 0130
傳真 Fax : (852) 2537 6591

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC

9th December, 2003

SUPPL

Re: China Strategic Holdings Limited – File No. 82-3596

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

DEC 1 0 2003

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

1. Announcement dated 25th November, 2003 in relation to the expiry of subscription rights attaching to the 2003 warrants;
2. Circular dated 28th November, 2003 in relation to the expiry of subscription rights attaching to the 2003 warrants;
3. Form SC1 dated 14th November, 2003 and
4. Form SC1 dated 24th November, 2003.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours faithfully,
For and on behalf of
China Strategic Holdings Limited

03045205

PROCESSED
DEC 2 2 2003
THOMSON
FINANCIAL

Jenny Chan
Secretary

Encl.

JC/DT/CSH03

dlw 12/16

The Standard **Wednesday, November 26, 2003**

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

EXPIRY OF SUBSCRIPTION RIGHTS ATTACHING TO THE 2003 WARRANTS

Subscription rights attaching to the 2003 Warrants (stock code: 1216) will expire immediately after 4:00 p.m. on Wednesday, 31st December 2003.

Last trading day of the 2003 Warrants will be Wednesday, 24th December 2003.

The latest time for exercising the subscription rights attaching to the 2003 Warrants will be 4:00 p.m. on Wednesday, 31st December 2003.

Listing of the 2003 Warrants will be withdrawn from the Stock Exchange immediately after 4:00 p.m. on Wednesday, 31st December 2003.

The board of directors of China Strategic Holdings Limited (the "Company") wishes to remind holders of the existing 2003 warrants (stock code: 1216) (the "2003 Warrants") carrying rights to subscribe for new shares of HK$0.1 each in the capital of the Company (the "Shares") on or before Wednesday, 31st December 2003 at an initial subscription price of HK$0.16 per Share, subject to adjustment, in accordance with terms and conditions of instrument constituting the 2003 Warrants that the subscription rights attaching to the 2003 Warrants (the "Subscription Rights") **will expire immediately after 4:00 p.m. on Wednesday, 31st December 2003**, and thereafter any Subscription Rights which have not been exercised will lapse and the 2003 Warrants will cease to be valid for any purpose.

The Company has made the following arrangements regarding dealings, transfers and exercise of the 2003 Warrants:

(1) Trading in the 2003 Warrants on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will cease at **12:30 p.m. on Wednesday, 24th December 2003** and the listing of the 2003 Warrants will be withdrawn from the Stock Exchange **immediately after 4:00 p.m. on Wednesday, 31st December 2003.**

(2) The registered holders of the 2003 Warrants who wish to exercise in whole or in part of any of the Subscription Rights are requested to duly complete and sign the subscription form(s) endorsed on the 2003 Warrant certificate(s) in accordance with the instructions printed thereon (the "Subscription Form(s)") and to lodge the same together with the relevant exercise moneys and the relevant 2003 Warrant certificate(s), with the Company's warrant registrar, Standard Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong (the "Warrant Registrar") by **not later than 4:00 p.m. on Wednesday, 31st December 2003.**

(3) Persons who purchased the 2003 Warrants but are not registered as holders of the 2003 Warrants and wish to exercise in whole or in part of any of the Subscription Rights must lodge the relevant 2003 Warrant certificate(s), duly executed forms of transfer and/or other documents of title (duly stamped where appropriate), duly completed and signed Subscription Form(s) and the relevant exercise moneys with the Warrant Registrar at the abovementioned address **not later than 4:00 p.m. on Wednesday, 31st December 2003.**

(4) **Subscription Form(s) and the relevant accompanying documentation lodged with the Warrant Registrar later than 4:00 p.m. on Wednesday, 31st December 2003 will not be accepted.**

(5) The new Shares arising on the exercise of any Subscription Rights will be allotted and issued within 10 business days after the relevant subscription date and will rank pari passu in all respects with the Shares then in issue.

The closing prices of the Shares and the 2003 Warrants as quoted on the Stock Exchange on 25th November 2003 are HK$0.17 and HK$0.01 respectively.

Application has been made for the 2003 Warrants to be withdrawn from listing on the Stock Exchange with effect from 4:00 p.m. on Wednesday, 31st December 2003.

Holders of the 2003 Warrants who are in any doubt as to any aspect of this announcement or as to any action to be taken should consult their stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

A circular relating to the expiry of the 2003 Warrants will be despatched to the holders of the warrants, and, for information only, to the shareholders of the Company as soon as possible.

By Order of the Board
Chan Ling, Eva
Executive Director

Hong Kong, 25th November 2003

IMPORTANT

If you are in any doubt *as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.*

If you have sold *all your 2003 Warrants of China Strategic Holdings Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHINA STRATEGIC HOLDINGS LIMITED

(中 策 集 團 有 限 公 司)

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Dr. Chan Kwok Keung, Charles
(Chairman and Chief Executive Officer)
Dr. Yap, Allan *(Vice Chairman)*
Mr. Li Wa Kin *(Deputy Managing Director)*
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva

Alternate Directors:
Mr. Chan Kwok Hung *(Alternate to Dr. Chan Kwok Keung, Charles)*
Mr. Lui Siu Tsuen, Richard *(Alternate to Dr. Yap, Allan)*

Independent Non-Executive Directors:
Mr. David Edwin Bussmann
Ms. Fung Wan Yiu, Agnes

Registered office:
8th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon, Hong Kong

28th November, 2003

To holders of 2003 Warrants
and, for information only, shareholders

Dear Sir or Madam

EXPIRY OF SUBSCRIPTION RIGHTS ATTACHING TO THE 2003 WARRANTS

The board of directors of China Strategic Holdings Limited (the "Company") wishes to remind holders of the existing 2003 warrants (stock code: 1216) (the "2003 Warrants") carrying rights to subscribe for new shares of HK$0.1 each in the capital of the Company (the "Shares") on or before Wednesday,

31st December, 2003 at an initial subscription price of HK$0.16 per Share, subject to adjustment, in accordance with terms and conditions of instrument constituting the 2003 Warrants that the subscription rights attaching to the 2003 Warrants (the "Subscription Rights") **will expire immediately after close of business on Wednesday, 31st December, 2003**, and thereafter any Subscription Rights which have not been exercised will lapse and the 2003 Warrants will cease to be valid for any purpose.

The Company has made the following arrangement regarding dealings, transfers and exercise of the 2003 Warrants:

(1) Trading in 2003 Warrants on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will cease at **12:30 p.m. on Wednesday, 24th December, 2003** and the listing of the 2003 Warrants will be withdrawn from the Stock Exchange **immediately after close of business on Wednesday, 31st December, 2003**.

(2) The registered holders of the 2003 Warrants who wish to exercise in whole or in part of any of the Subscription Rights are requested to duly complete and sign the subscription form(s) endorsed on the 2003 Warrant certificate(s) in accordance with the instructions printed thereon (the "Subscription Form(s)") and to lodge the same together with the relevant exercise moneys and the relevant 2003 Warrant certificate(s), with the Company's warrant registrar, Standard Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong (the "Warrant Registrar") by **not later than the close of business on Wednesday, 31st December, 2003**.

(3) Persons who purchased the 2003 Warrants but are not registered as holders of the 2003 Warrants and wish to exercise in whole or in part of any of the Subscription Rights must lodge the relevant 2003 Warrant certificate(s), duly executed forms of transfer and/or other documents of title (duly stamped where appropriate), duly completed and signed Subscription Form(s) and the relevant exercise moneys with the Warrant Registrar at the abovementioned address **not later than the close of business on Wednesday, 31st December, 2003**.

(4) **Subscription Form(s) and the relevant accompanying documentation lodged with the Warrant Registrar later than the close of business on Wednesday, 31st December, 2003 will not be accepted.**

(5) The new Shares arising on the exercise of any Subscription Rights will be allotted and issued within 10 business days after the relevant subscription date and will rank pari passu in all respects with the fully-paid Shares then in issue.

As at 27th November, 2003, being the latest practicable date prior to printing of this circular, the closing prices of the Shares and the 2003 Warrants as quoted on the Stock Exchange were HK$0.17 and HK$0.01 respectively.

Holders of the 2003 Warrants who are in any doubt as to any aspect of this circular or as to any action to be taken should consult their stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

Application has been made for the 2003 Warrants to be withdrawn from listing on the Stock Exchange with effect from the close of business on Wednesday, 31st December, 2003.

By Order of the Board
Chan Ling, Eva
Executive Director

***閣下如**對本通函之任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。*

***閣下如已**將名下之中策集團有限公司二零零三年認股權證全部**出售**，應立即將本通函送交買主，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。*

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHINA STRATEGIC HOLDINGS LIMITED
（中策集團有限公司）

執行董事：
陳國強博士 *(主席兼行政總裁)*
Yap, Allan博士 *(副主席)*
李華健先生 *(副董事總經理)*
周美華女士
陳玲女士

註冊辦事處：
香港九龍
官塘鴻圖道51號
保華企業中心8樓

替任董事：
陳國鴻先生 *(陳國強博士之替任董事)*
呂兆泉先生 *(Yap, Allan博士之替任董事)*

獨立非執行董事：
卜思問先生
馮蘊瑤女士

敬啟者：

二零零三年認股權證所附認購權之屆滿

中策集團有限公司（「本公司」）之董事會謹請持有賦予權利可於二零零三年十二月三十一日（星期三）或之前根據構成二零零三年認股權證（「二零零三年認股權證」）（證券代號：1216）之文據之條款及條件按每股0.16港元之初步認購價（可予調整）認購本公司股本中每股面值0.1港元新股份（「股份」）之二零零三年認股權證之人士留意，二零零三年認股權證所附

認購權(「認購權」)將於**二零零三年十二月三十一日(星期三)之辦公時間結束後隨即屆滿**，此後任何尚未行使之認購權將告失效，而二零零三年認股權證亦將告全面無效。

本公司已就二零零三年認股權證之買賣、過戶及行使事宜作出以下安排：

(1) 二零零三年認股權證將於**二零零三年十二月二十四日(星期三)下午十二時三十分**後在香港聯合交易所有限公司(「聯交所」)終止買賣，並由**二零零三年十二月三十一日(星期三)之辦公時間結束時起**撤銷二零零三年認股權證在聯交所之上市地位。

(2) 二零零三年認股權證之登記持有人如欲行使任何全部或部份認購權，必須按照二零零三年認股權證證書背面之認購表格(「認購表格」)上印備之指示填妥並簽署認購表格，並於**二零零三年十二月三十一日(星期三)之辦公時間結束前**連同有關之認購款項及有關之二零零三年認股權證證書送交本公司之認股權證過戶登記處標準證券登記有限公司(「認股權證登記處」)，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

(3) 已購入二零零三年認股權證惟尚未登記成為二零零三年認股權證持有人而有意行使任何全部或部份認購權之人士，必須於**二零零三年十二月三十一日(星期三)之辦公時間結束前**將有關之二零零三年認股權證證書、經正式簽署之轉讓書及／或其他所有權文件(倘適用，須已繳印花稅)、正式填妥及簽署之認購表格及有關之認購款項送交上述地址之認股權證登記處。

(4) **於二零零三年十二月三十一日(星期三)之辦公時間結束後始交回認股權證登記處之認購表格及有關之隨附文件將不獲接納。**

(5) 因行使任何認購權而產生之股份將於有關認購日期後之十個營業日內配發及發行，且將在各方面與已發行繳足股份享有相同權益。

於二零零三年十一月二十七日，即本通函付印前之最後實際可行日期，股份及二零零三年認股權證在聯交所之收市價分別為每股0.17港元及每份認股權證0.01港元。

二零零三年認股權證之持有人如對本通函任何方面或應採取之任何行動有任何疑問，應諮詢其股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

二零零三年認股權證在聯交所之上市地位已作出申請撤銷，有關撤銷於二零零三年十二月三十一日(星期三)之辦公時間結束後生效。

此致

列位二零零三年認股權證持有人 台照
列位股東 參照

承董事會命
執行董事
陳玲

二零零三年十一月二十八日

CR

Companies Registry
公 司 註 冊 處

Form 表格 **SC1**

Return of Allotments
股份分配申報表

SEC MAIL PROCESSING RECEIVED DEC 10 2003 WASH, D.C. 155 SEC1.01

Company Number 公司編號

29649

1 Company Name 公司名稱

China Strategic Holdings Limited
中策集團有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
14	11	2003	To 至	14	11	2003

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 2,835.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 1,701.00

4 Cumulative Total of Paid-up Capital (Including this Allotment) 累積繳足股款總額 (包括此分配) $ 82,960,476.30

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid And Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	28,350	HK$0.10	HK$0.16	-	HK$0.06	HK$1,701.00

Presentor's Name and Address
提交人的姓名及地址

Treasure Way Services Limited
8/F., Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon

For O
請勿填

Your Receipt
Companies Registry
H.K.

18/11/2003	CC513506
CR No. :	-029649-
Sh. Form :	SC1
08	$2.00
TOTAL(CSH)	$2.00

Specification No. 1/97
指明編號第1/97號

Return of Allotments
股份分配申報表

Company Number 公司編號

29649

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
N/A					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
HKSCC Nominees Limited	7/F., Vicwood Plaza 199 Des Voeux Road Central Hong Kong	28,350		
	Total Shares Allotted by Class 各類股份分配總額	28,350		

Signed 簽名 : [signature]

(Name 姓名) : (Chan Yan Yan, Jenny) Date 日期 : 14th November, 2003

~~Director 董事~~／Secretary 秘書 *

*Delete whichever does not apply 請刪去不適用者

File No. 82-3596

Form 表格 SC1

Companies Registry
公 司 註 冊 處

Return of Allotments
股份分配申報表

Company Number 公司編號: 29649

1 Company Name 公司名稱

China Strategic Holdings Limited
中策集團有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
24	11	2003	To 至	24	11	2003

3 **Totals of this Allotment** 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 40,900.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 24,540.00

4 **Cumulative Total of Paid-up Capital** (Including this Allotment) 累積繳足股款總額 (包括此分配) $ 83,001,376.30

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid And Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	409,000	HK$0.10	HK$0.16	-	HK$0.06	HK$24,540.00

Presentor's Name and Address
提交人的姓名及地址

Treasure Way Services Limited
8/F., Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon

For Of
請勿填

Your Receipt
Companies Registry
H.K.

27/11/2003 BB466405
CR No. : -029649-
Sh. Form : SC1
08 $25.00

TOTAL (CSH) $25.00

Specification No. 1/97
指明編號第1/97號

Return of Allotments
股份分配申報表

Company Number 公司編號

29649

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
N/A					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
HKSCC Nominees Limited	7/F., Vicwood Plaza 199 Des Voeux Road Central Hong Kong	750		
HKSCC Nominees Limited	7/F., Vicwood Plaza 199 Des Voeux Road Central Hong Kong	408,250		
	Total Shares Allotted by Class 各類股份分配總額	409,000		

Signed 簽名 : [signature]

(Name 姓名) : (Chan Yan Yan, Jenny) Date 日期 : 24th November, 2003

~~Director 董事~~／Secretary 秘書 *

**Delete whichever does not apply 請刪去不適用者*